Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

March 13, 2024

VIA EDGAR TRANSMISSION

Mr. David Matthews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 212 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Matthews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 8, 2024, with respect to the Amendment and changes to the investment strategies of the Unlimited HFND Multi-Strategy Return Tracker ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	With respect to the Subsidiary, please:

i.	Disclose that the Fund complies with the provisions of the Investment Company Act governing each of (i) investment policies (Section 8), (ii) capital structure and leverage (Section 18), and (iii) affiliated transactions and custody (Section 17), on an aggregate basis with the Subsidiary.

ii.	Confirm in correspondence with the Staff that the Subsidiary will consolidate its financial statements with the Fund’s financial statements, and that the fees and expenses of the Subsidiary will be reflected in the Fund’s fee table.

iii.	Confirm in correspondence that the Subsidiary will agree to designate an agent for service of process in the United States.

iv.	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:

i.	The Trust confirms that the Prospectus will be revised to reflect the foregoing. In particular, the Prospectus will be revised to include language substantially as follows:

The Fund complies with the provisions of the 1940 Act relating to investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. The Subsidiary also complies with the provisions of Section 17 of the 1940 Act relating to affiliated transactions and custody.

ii.	The Trust hereby confirms to the Staff that the Subsidiary will consolidate its financial statements with the Fund’s financial statements, and that the fees and expenses of the Subsidiary will be reflected in the Fund’s fee table.

iii.	The Trust confirms that the Subsidiary will agree to designate an agent for service of process in the United States.

iv.	The Trust agrees that the Subsidiary and/or its Board of Directors will agree to inspection by the Staff of the Subsidiary’s book and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

2.	With respect to the following sentence under the heading “Cayman Subsidiary,” please remove the reference to shares of the Subsidiary being offered or sold to other investors: “The Fund is the sole investor in the Subsidiary and does not expect the shares of the Subsidiary to be offered or sold to other investors.”

Response: The Trust confirms that the Prospectus has been revised to remove such reference.

3.	With respect to Subsidiary risk disclosures, please conform statements in the SAI that the Subsidiary is expected to be used primarily to provide the Fund with exposure to futures contracts to statements in the prospectus, that the Subsidiary will be used to provide fund exposure to both futures contracts and swaps.

Response: The Trust confirms that the SAI Subsidiary Risk disclosure has been bolstered to reflect that the Fund will use the Subsidiary to provide the Fund with exposure to both futures contracts and swaps.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC